Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

For Immediate Release

Mazor Robotics Expands Presence of Renaissance™ System in South East Asia

Receives Purchase Order from Distribution Partner Transmedic Pte Ltd.

CAESAREA, Israel – December 2, 2013 – Mazor Robotics Ltd. ( NASDAQCM: MZOR; TASE: MZOR), the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today that it has received an order for a Renaissance system from Transmedic Pte Ltd., its distribution partner in Southeast Asia.  The purchase of the system by Transmedic is another step in Mazors’ footprint expansion and momentum throughout the Asia Pacific region.

This order demonstrates the continued market acceptance of Mazor Robotics’ Renaissance system in the Asia Pacific market with systems already in clinical use in Taiwan, Vietnam and India. Mazor is targeting the Asia Pacific region as a prime market following the U.S. market, and established distribution agreements in China, Japan and Australia.

“Asia Pacific represents a significant growth opportunity for Mazor,” commented Ori Hadomi, Chief Executive Officer. “We are very pleased with our recent success in the Asia Pacific market, both at the clinical utilization level as well as at the expansion of our install base. I believe these developments continue to validate our business and sales model in the international markets, particularly in Asia Pacific.

Transmedic Pte Ltd. was founded in 1980 and is headquartered in Singapore. Transmedic represents a wide range of medical device manufacturers and its reputation has been built upon its success of collaborating with surgical robotic companies in the Asia Pacific markets.

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com, the content of which does not form a part of this press release.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the clinical and economic benefits of Renaissance, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC), including those discussed under the heading "Risk Factors" in Mazor’s registration statement on Form F-1 filed with the SEC on October 18, 2013 and in subsequent filings with the SEC.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
(212) 850-6020; (646) 201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021